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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Boca Resorts, Inc.

(Name of Issuer)

Class A Common Stock, $.01 par value

(Title of Class of Securities)

09688T106

(Cusip Number)

Stephen K. Roddenberry, Esq.
Akerman Senterfitt
One S.E. Third Ave., Miami, FL 33131
Tel. No. (305) 374-5600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 6, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09688T106			Page 2 of 8 Pages

1.	Name of Reporting Person: H. WAYNE HUIZENGA, JR.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 9,737,781(a)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 9,737,781(a)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,737,781(a)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 24.9%

14.	Type of Reporting Person (See Instructions): In

(a)  Represents 7,504,294 shares of Class A Common Stock held by W World Investments, Ltd., a Florida limited partnership, the sole general partner of which the H Family Investments, Inc., a Florida corporation, of which the sole voting shareholder is H. Wayne Huizenga, Jr. Also represents 1,902,487 shares of Class A Common Stock held by H. Family Limited Partnership, a Nevada limited partnership, the sole general partner of which is H. Family, Inc., a Nevada corporation, of which the sole voting shareholder is H. Wayne Huizenga, Jr., as well as 300,000 shares of Class A Common Stock held directly by H. Wayne Huizenga, Jr. and 31,000 shares of Class A Common Stock that are currently issuable upon exercise of options to purchase Class A Common Stock.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 09688T106			Page 3 of 8 Pages

1.	Name of Reporting Person: W. WORLD INVESTMENTS, LTD		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 7,504,294(b)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 7,504,294(b)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,504,294(b)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 19.2%

14.	Type of Reporting Person (See Instructions): PN

(b)  Represents 7,504,294 shares of Class A Common Stock held by W World Investments, Ltd., a Florida limited partnership, the sole general partner of which is H Family Investments, Inc., a Florida corporation, of which the sole voting shareholder is H. Wayne Huizenga, Jr.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 09688T106			Page 4 of 8 Pages

1.	Name of Reporting Person: H FAMILY INVESTMENTS, INC.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 7,504,294(c)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 7,504,294(c)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,504,294(c)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 19.2%

14.	Type of Reporting Person (See Instructions): CO

(c)  Represents 7,504,294 shares of Class A Common Stock held by W World Investments, Ltd., a Florida limited partnership, the sole general partner of which is H Family Investments, Inc., a Florida corporation, of which the sole voting shareholder is H. Wayne Huizenga, Jr.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 09688T106			Page 5 of 8 Pages

1.	Name of Reporting Person: H. FAMILY LIMITED PARTNERSHIP		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Nevada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,092,487(d)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,902,487(d)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,902,487(d)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.9%

14.	Type of Reporting Person (See Instructions): PN

(d)  Represents 1,902,487 shares of Class A Common Stock held by H. Family Limited Partnership, a Nevada limited partnership, the sole general partner of which is H. Family, Inc., a Nevada corporation, of which the sole voting shareholder is H. Wayne Huizenga, Jr.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 09688T106			Page 6 of 8 Pages

1.	Name of Reporting Person: H. FAMILY, INC.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Nevada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,092,487(e)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,902,487(e)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,092,487(e)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.9%

14.	Type of Reporting Person (See Instructions): CO

(e)  Represents 1,902,487 shares of Class A Common Stock which are held by H. Family Limited Partnership, a Nevada limited partnership, the sole general partner of which is H. Family, Inc., a Nevada corporation, of which the sole voting shareholder is H. Wayne Huizenga, Jr.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 09688T106	Page 7 of 8 Pages

     The reporting persons (the “Reporting Persons”) listed on the cover pages to this Schedule 13D hereby make the following statement (this “Statement”) pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder. This Statement is an amendment (“Amendment No. 1”) to the Schedule 13D filed by H. Wayne Huizenga, Jr. on December 22, 2003 (the “Original Schedule 13D”). For further information regarding any of the items amended herein, reference is made to the Original Schedule 13D. Items not amended herein shall remain the same as in the Original Schedule 13D. Capitalized terms used herein and not defined have the meanings ascribed to them in the Original Schedule 13D.

     This Amendment No. 1 is filed solely to report the acquisition of 838,174 shares of the Class A Common Stock by WWI on January 6, 2004. There has been no other change in the aggregate amount of shares of Class A Common Stock beneficially owned by the Reporting Persons as a result of acquisitions or dispositions by any of them.

Item 5. Interest in Securities of the Issuer

     Item 5 of the Original Schedule 13D is hereby amended in its entirety as follows:

(a)  and (b) As of January 6, 2004, WWI may be deemed to beneficially own 7,504,294 shares of Class A Common Stock representing approximately 19.2% of the outstanding shares of Series A Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 39,095,578 shares of Class A Common Stock issued and outstanding as of November 3, 2003). WWI has the sole power to vote and the sole power to dispose of the 7,504,294 shares of Class A Common Stock which it may be deemed to beneficially own.

     As of January 6, 2004, HFII may be deemed to beneficially own the 7,504,294 shares of Common Stock beneficially owned by WWI described above representing approximately 19.2% of the outstanding shares of Class A Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 39,095,578 shares of Class A Common Stock issued and outstanding as of November 3, 2003). HFII has the sole power to vote and the sole power to dispose of the 7,504,294 shares of Class A Common Stock which it may be deemed to beneficially own.

     As of January 6, 2004, HFLP may be deemed to beneficially own 1,902,487 shares of Class A Common Stock representing approximately 4.9% of the outstanding shares of Series A Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 39,095,578 shares of Class A Common Stock issued and outstanding as of November 3, 2003). HFLP has the sole power to vote and the sole power to dispose of the 1,902,487 shares of Class A Common Stock which it may be deemed to beneficially own.

     As of January 6, 2004, HFI may be deemed to beneficially own the 1,902,487 shares of Class A Common Stock beneficially owned by WWI described above representing approximately 4.9% of the outstanding shares of Class A Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 39,095,578 shares of Class A Common Stock issued and outstanding as of November 3, 2003). HFI has the sole power to vote and the sole power to dispose of the 1,902,487 shares of Class A Common Stock which it may be deemed to beneficially own.

     As of January 6, 2004, Mr. Huizenga, Jr. may be deemed to beneficially own 9,737,781 shares of Class A Common Stock, which includes the 7,504,294 shares of Common Stock beneficially owned by WWI described above, the 1,902,000 share of Class A Common Stock beneficially owned by HFLP described above, 300,000 shares of Class A Common Stock held directly by Mr. Huizenga, Jr. and 31,000 shares of Class A Common Stock that are currently issuable upon exercise of options to purchase shares of Class A Common Stock. The 9,737,781 shares beneficially owned by Mr. Huizenga, Jr. represents approximately 24.9% of the outstanding shares of Class A Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 39,095,578 shares of Class A Common Stock issued and outstanding as of November 3, 2003, plus the 31,000 shares underlying Mr. Huizenga, Jr.’s currently exercisable options). Mr. Huizenga, Jr. has the sole power to vote and the sole power to dispose of 9,737,781 shares of the Class A Common Stock which he may be deemed to beneficially own.

     Because the persons listed in Item 2 above (other than the Reporting Persons) are either officers or directors of HFII or HFI, they each may be deemed, pursuant to Rule 13d-3 under the Exchange Act, to be the beneficial owner of the shares of Class A Common Stock beneficially owned by HFII or HFI, respectively, as described above. Each of such persons disclaims beneficial ownership of any of such shares of Class A Common Stock.

CUSIP No. 09688T106	Page 8 of 8 Pages

(c)  There have been no transactions in the Class A Common Stock effected by any of the Reporting Persons since the filing date of the Original Schedule 13D, except the acquisition of the 838,174 shares of Class A Common Stock by WWI on January 6, 2004.

(d) Not Applicable.

(e) Not Applicable.

Item 7. Materials to be Filed as Exhibits.

     Item 7 of the Original Schedule 13D is amended in its entirety as follows:

Exhibit 1. Joint Filing Agreement

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2004	/s/ H. Wayne Huizenga, Jr.

H. WAYNE HUIZENGA, JR.

Dated: January 7, 2004	W World Investments, Ltd.

By: H Family Investments, Inc., general partner

By: /s/ H. Wayne Huizenga, Jr.

Title: President

Dated: January 7, 2004	H Family Investments, Inc.

By: /s/ H. Wayne Huizenga, Jr.

Title: President

Dated: January 7, 2004	H. Family Limited Partnership

By: H. Family, Inc., general partner

By: /s/ H. Wayne Huizenga, Jr.

Title: President

Dated: January 7, 2004	H. Family, Inc.

By: /s/ H. Wayne Huizenga, Jr.

Title: President

EXHIBIT 1

JOINT FILING AGREEMENT

     The undersigned hereby agree that this Statement on Schedule 13D with respect to the Common Stock of Boca Resorts, Inc. of even date herewith is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: January 7, 2004	/s/ H. Wayne Huizenga, Jr.

H. WAYNE HUIZENGA, JR.

Dated: January 7, 2004	W World Investments, Ltd.

By: H Family Investments, Inc., general partner

By: /s/ H. Wayne Huizenga, Jr.

Title: President

Dated: January 7, 2004	H Family Investments, Inc.

By: /s/ H. Wayne Huizenga, Jr.

Title: President

Dated: January 7, 2004	H. Family Limited Partnership

By: H. Family, Inc., general partner

By: /s/ H. Wayne Huizenga, Jr.

Title: President

Dated: January 7, 2004	H. Family, Inc.

By: /s/ H. Wayne Huizenga, Jr.

Title: President